Filed by CenturyLink, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Qwest Communications International Inc.

Registration Statement #333-167339

CenturyLink & Qwest: A win for customers, shareholders and communities

Posted on July 20, 2010 9:24 am

John F. Jones

Vice President State Government Affairs

CenturyLink has taken extraordinary actions in the past few years to be well-positioned for the future, and to be the best and most competitive communications services provider in the industry. By that, we mean a leader in broadband deployment and quality service to both business and residential customers in both large and small markets.

Our recent announcement of the pending acquisition of Qwest Communications offers a great example of both initiatives: building a stronger service provider that can meet the ever-growing expectations of America’s communications customers.

Consumers have many options available to communicate these days – landline, wireless, email, text and instant messaging, social media, and who knows what’s next. That range of competitive choices speaks volumes about America’s increasing reliance on affordable, fast technologies and the providers who bring them to us. And while network providers strive to make all of these connections look easy, they must simultaneously meet rapidly increasing data demands, without compromising longstanding customer expectations in terms of service quality and reliability.

Like consumers, telecom providers of all types and sizes find themselves needing to adapt quickly to a new operating environment. That environment is driven in large part by rapidly evolving customer demand and a changing and ever more competitive marketplace. For providers, it means the difference between remaining viable and competitive or becoming yesterday’s news.

The ability to adapt, grow, compete and remain financially strong is what will separate long-term players and those who fall by the wayside. Another reality in the telecom sector is the ongoing consolidation within the industry. The ongoing investment necessary to maintain, upgrade, and extend networks to meet competition and broadband demand is staggering, especially in the current difficult economic environment.

Consolidation in our industry is essential to ensure scale and scope, to provide greater efficiency, and to build a solid future for our customers, our shareholders and our employees. The telecommunications industry is converging rapidly, and our company has been a leader in driving that change.

CenturyLink has a proven track record of acquiring companies, folding them into our local operating and business model, making needed investments and bringing overall improvements to the customer base.

Last year we acquired Embarq, an innovative and comprehensive communications provider with operations in 18 states. This combination successfully united two remarkable groups of employees to deliver additional value to our customers. We are proud of our success and the commitment to the people we serve.

When approved by state and federal regulators, the combination with Qwest will allow us to expand into the data-driven, long-distance market and increase our presence in business telecom services. Business and residential customers stand to benefit from increasingly innovative IP products and high-bandwidth services – all from an experienced provider with a solid track record for service and reliability.

The acquisition is a win for customers and communities. Through expanded networks, combining talented employees and pooled corporate resources, we expect to create a stronger company with a broader range of products and services. Approximately 49,000 employees will serve nearly 5 million broadband customers, approximately 1.4 million video subscribers and 17 million access lines.

We will offer communications services in 37 states and utilize a 180,000 route mile fiber network to deliver advanced services. We will have national reach, while at the same time, remain focused on our local markets through effective local leadership, decision making and targeted marketing strategies.

We are looking forward to obtaining all necessary approvals in order to begin the process of combining the companies and meeting the evolving needs of our customers. We anticipate having all necessary approvals by the first half of 2011.

We are excited about delivering more advanced communications solutions to our customers, offering them choices in high-speed Internet, voice and entertainment services, and supporting our communities financially and through volunteerism.

We believe that our combined company will be well positioned as a strong contender in the increasingly competitive and challenging marketplace. To learn more, please visit: centurylinkqwestmerger.com.

Forward Looking Statements

Certain non-historical statements made in this release and future oral or written statements or press releases by us or our management are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:  the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry (including those arising out of the Federal Communication Commission’s National Broadband Plan released in the first quarter of 2010); our ability to effectively adjust to changes in the communications industry; changes in our allocation of the Embarq purchase price after the date hereof; our ability to successfully integrate Embarq into our operations, including the possibility that the anticipated benefits from the Embarq merger cannot be fully realized in a timely manner or at all, or that integrating Embarq’s operations into ours will be more difficult, disruptive or costly than anticipated; our ability to successfully complete our pending acquisition of Qwest, including timely receiving all shareholder and regulatory approvals and realizing the anticipated benefits of the transaction; our ability to effectively manage our expansion opportunities, including retaining and hiring key personnel; possible changes in the demand for, or pricing of, our products and services; our ability to successfully introduce new product or service offerings on a timely and cost-effective basis; our continued access to credit markets on favorable terms; our ability to collect our receivables from financially troubled communications companies; our ability to pay a $2.90 per common share dividend annually, which may be affected by changes in our cash requirements, capital spending plans, cash flows or financial position; unanticipated increases in our capital expenditures; our ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effects of adverse weather; other risks referenced from time to time in this report or other of our filings with the Securities and Exchange Commission (the “SEC”); and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical, pension or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to our business and our July 2009 acquisition of Embarq are described in greater detail in Item 1A to our Form 10-K for the year ended December 31, 2009, as updated and supplemented by our subsequent SEC reports. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We undertake no obligation to update any of our forward-looking statements for any reason.

Additional Information

In connection with the proposed merger, CenturyLink has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink. CenturyLink and Qwest began mailing the final joint proxy statement/prospectus to their respective shareholders on July 19, 2010. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.